Exhibit 99.26

VERSES AI INC.

Security Class:
Class A Subordinate Voting Shares

FORM OF PROXY

Special Meeting to be held on Monday, July 17, 2023

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 a.m., Pacific Time, on Thursday, July 13, 2023, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS	
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

VERSES AI INC.

Appointment of Proxyholder

I/We, being holder(s) of **Class A Subordinate Voting Shares** hereby appoint: **Justin Kates, legal counsel to the Company,** or, failing him, **Gavin Mah, legal counsel to the Company**	**OR**	**Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.**	

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of **Class A Subordinate Voting Shares** to be held at **10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 on July 17, 2023 at 11:00 a.m., Pacific Time**, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Ratification of Share Alteration** To consider, and if deemed advisable, to pass a special resolution, on a majority of the minority basis, to ratify the change of name of the common shares of the Company to Class A Subordinate Voting Shares, the creation of the Class B Proportionate Voting Shares of the Company and the addition of special rights and restrictions to the Class A Subordinate Voting Shares and the Class B Proportionate Voting Shares (the "**Share Alteration**"), which Share Alteration was previously approved by the shareholders of the Company on July 19, 2021 and made effective on July 20, 2021, and to ratify subsequent restricted share private placement transactions conducted by the Company, all as more particularly described in the accompanying management information circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

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Print Name(s) & Signing Capacity(ies), if applicable

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Date (MM-DD-YY)

THIS PROXY MUST BE DATED